

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Vincent T. Cubbage
Chief Executive Officer
Tortoise Acquisition Corp.
5100 W. 115th Place
Leawood, Kansas 66211

> **Re: Tortoise Acquisition Corp.**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 14, 2020**
> **File No. 001-38823**

Dear Mr. Cubbage:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed August 14, 2020

Information About Hyliion, page 151

1. We note your response to comment 12, and reissue our comment. Please expand your disclosure, here and elsewhere, to include all material terms of all material agreements entered into by Hyliion, including but not limited to, duties and responsibilities of all relevant parties, consideration paid and services to be rendered, and timelines of significant milestones. In the alternative, please provide us with a detailed legal analysis why you believe that such information is not material.

2. We note the Investor Presentation available on Hyliion's website. Please revise this section to ensure consistency with the disclosure provided in the presentation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brenda Lenahan